LA ROSA HOLDINGS CORP.

1420 Celebration Blvd., 2nd Floor

Celebration, FL 34747

(321) 250-1799

July 19, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Benjamin Holt, Staff Attorney

Re:	La Rosa Holdings Corp. (the “Company”)

Registration Statement on Form S-1 (the “Registration Statement”)

File No. 333-278901

Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company respectfully requests that the effective date of the Registration Statement referred to above be accelerated so that it will be declared effective at 5:00 p.m., Eastern Time, on Tuesday, July 23, 2024, or as soon as thereafter possible.

Once the Registration Statement is effective, please verbally confirm the event with our counsel, Sichenzia Ross Ference Carmel LLP by calling Ms. Anna Chaykina at (347) 304-8598.

If you have any questions regarding this matter, please do not hesitate to contact Anna Chaykina at the number above.

Very truly yours,

LA ROSA HOLDINGS CORP.

By:	/s/ Joseph La Rosa
Joseph La Rosa
Chief Executive Officer